7/12

BEST AVAILABLE COPY

02042569

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Internet Identity Presence Co Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 23 2002 P

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 478

FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 7/12/02

INTERNET IDENTITY PRESENCE COMPANY INC.

2001	**Report to Shareholders**
ANNUAL and SPECIAL MEETING	**Notice of Annual and Special Meeting of Shareholders**
	Management Information Circular
	Audited Financial Statements for the Fiscal Year Ended July 31, 2001

Place:	**1 Chapman Court, Aurora, Ontario, Canada**
Date:	**Tuesday May 14, 2002**
Time:	**1:00 P.M. E.D.T.**

CORPORATE DATA

Head Office
1 Chapman Court, Aurora, Ontario, Canada

Registered Office
Scotia Plaza - Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Directors and Officers
John R. Cathersides, Director
Earl P. Chapman, Director, CEO
Fernando De Almeida, Director
Owen V. (Tony) Dwyer, Director / Chairman
J. Peter Juelsberg, Director
Michael F. K. Mews, Director
Brenda Rutledge, Secretary / Treasurer

Registrar and Transfer Agent
Equity Transfer Services Inc.
Suite 420 - 120 Adelaide Street West
Toronto, Ontario
Canada M5H 4C3

Solicitors
Cassels Brock & Blackwell LLP
Scotia Plaza - Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Auditors
Wm. Andrew Campbell C.A.
6th. Floor, 56 Temperance Street,
Toronto, Ontario M5H 3V5

Listing
Canadian Unlisted Board
Symbol IPCO

Aurora, Ontario
Canada L4G 7N7
Tel: 905-726-1242
Email – info@wdr.ca

MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL and SPECIAL MEETING
TO BE HELD ON
Tuesday, May 14, 2002

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the management of Internet Identity Presence Company Inc. (hereinafter called "IIPCO" or the Company) in connection with the Annual and Special Meeting of Shareholders to be held at 1 Chapman Court, Aurora, Ontario, Canada, at the hour of 11:00 A.M. (Eastern Daylight Time) on Tuesday, May 14, 2002 (the "Meeting"), for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof. The solicitation will be conducted by mail and may be supplemented by fax, telephone or other personal contact to be made, without special compensation, by officers and employees of the Company. The Company will pay the expenses of this solicitation.

Unless specified otherwise, the information contained in this Management Information Circular is current as at April 2, 2002 (the "Effective Date").

The Company

The Company was incorporated under the laws of the Province of British Columbia on July 18, 1979 under the name Orbex Minerals Limited. On February 17, 1986, the Company changed its name to Orbex Industries Inc. On March 7, 1990, the Company again changed its name to Silver Glance Resources Inc. and on June 17, 1992, changed its name to Silverspar Minerals Inc. On February 2, 2001, the name was changed to its present name, Internet Identity Presence Company Inc.

On January 23, 1990, the Company consolidated its share capital on a one new for five old basis. On September 19, 1997, the Company was continued under the Ontario Business Corporations Act (Ontario Corporation Number 1256020). The registered offices of the Company are located at Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2; the executive offices of the Company are located at 1 Chapman Court, Aurora, Ontario, Canada L4G 7N7

As at the "Effective Date", the Company's affiliates are its wholly owned subsidiary Orbex Resources Inc. ("Orbex"), a Delaware Corporation that is not active, "World Domain Registry Inc.", an accredited domain name registry company and "WeHaveDotComs.com", a Value Added Reseller (VAR) in the Web Hosting and Domain Name Registration industry.

The Company carries out its principal business directly and through its subsidiaries, Orbex, World Domain and WeHaveDotComs.com. All references to the Company herein shall refer to Internet Identity Presence Company Inc, World Domain Registry Inc., Orbex and WeHaveDotComs.com, unless otherwise noted.

The Company's shares trade on the Canadian Unlisted Board under the symbol "IPCO". The Company is in good standing with the Ontario Securities Commission. The Company is currently considered to be a dormant issuer in British Columbia. The British Columbia Securities Commission issued a cease trade order in British Columbia on February 18, 1998. Management may apply for re-activation in British Columbia at a future date.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided.

Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the shareholder or his attorney, authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company's Registrar and Transfer Agent, Equity Transfer Services Inc., not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof, or with the Chairman of the Meeting prior to the commencement thereof.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, if delivered to the office of the Company, its Registered Office, or with Equity Transfer Services Inc., at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or any adjournment thereof at which the proxy is to be used.

EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instruction in the enclosed form of proxy, the shares represented thereby will be voted on any poll save where there is a specification to withhold or abstain from voting.

WHERE NO CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED ON A POLL IN FAVOR OF ALL MATTERS IDENTIFIED ON THE FORM OF PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As of the Effective Date, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value (the "Common Shares") of which the Company has outstanding **10,760,227** Common Shares, each share carrying the right to one vote. The Directors have fixed **Monday April 8, 2002**, as the record date. Shareholders of record at the close of business on **April 8, 2002**, are entitled to vote at the Meeting or any adjournment thereof.

As at the Effective Date, to the knowledge of the Directors and Senior Officers of the Company, the only persons who hold 10% or more of the issued shares of the Company are as follows. The information below was supplied by the Registrar and Transfer Agent and persons concerned.

INTERNET IDENTITY PRESENCE COMPANY INC.
ANNUAL and SPECIAL MEETING
TUESDAY, MAY 14, 2002

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**

INTERNET IDENTITY PRESENCE COMPANY INC.

1 CHAPMAN COURT AURORA, ONTARIO CANADA L4G 7N7

Phone - 905-726-1242 Email –info@wdr.ca

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual General and Special Meeting of Shareholders to be held Tuesday, May 14, 2002. The undersigned Shareholder of Internet Identity Presence Company Inc., (the "Corporation") hereby appoints Owen V. Dwyer, or failing him, Fernando De Almeida or instead of either of them,____________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of Shareholders of the Corporation **to be held at 1 Chapman Court, Aurora, Ontario, Canada, on Tuesday, the 14th day of May, 2002 at the hour of 1:00 P.M.** (Eastern Daylight Time) and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ☐ or WITHHOLD ☐ Election of the directors as nominated by Management;
2. FOR ☐ or AGAINST ☐ To determine the number of directors at five five
3. FOR ☐ or WITHHOLD ☐ Appointment of Wm. Andrew Campbell, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration;
4. FOR ☐ or AGAINST ☐ To authorize the directors to fix the auditors' remuneration.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN 1:00 P.M. TORONTO TIME, ON FRIDAY, MAY 10, 2002.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED

DATED this ________ day of ____________ 2002.

____

Name of Shareholder (Please Print)

____

Signature of Shareholder

Name of Shareholder	Number of Shares Owned, Directly or Indirectly, or Controlled	Percentage of Outstanding Voting Shares
Cede & Co. (beneficial owners not known)	1,478,491 (as at close April 2, 2002)	13.74
CDS (beneficial owners not known)	866,828 (as at close April 2, 2002)	8.06
The Hummingbird Trust	2,435,576	22.63
John R. Cathersides	1,500,000	13.94
Earl P. Chapman	1,500,000	13.94

The directors and officers of Internet Identity Presence Company Inc. collectively owned approximately 45%of the outstanding Common shares as at April 2, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of the "Named Executive Officers", as the term is used in the *Securities Act* of Ontario, during the last three fiscal years. As at the end of the last fiscal year, the Company had only one such Executive Officer, being Mr. Earl P. Chapman. Mr. Chapman was appointed President of the Company on May 7, 2001.

Name and Principal Position	Year Ended July 31, 2001	Annual Compensation			Long Term Compensation			All Other Comp. ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under option/SARs granted (#)(1)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Earl P. Chapman, Director, C..E.O.		*nil*	*nil*	*nil*	500,000	*nil*	*nil*	*nil*

(1) All securities are under option. No SARs ((Stock Appreciation Rights) have been granted.

Option/SAR Grants To Named Executive Officers During The Most Recently Completed Financial Year

Name	Securities under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted	Exercise or Base Price ($/Security)	10 day closing average prior to date of grant	Expiration Date
Earl P. Chapman	500,000	33.3%	$0.25	$0.20	

(1) All securities under option are common shares; the Company has not granted any SARs.

Aggregated Option/SAR Exercised By The Named Executive Officers During The Most Recently Completed Financial Year And Financial Year-end Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Earl P. Chapman	n/a	n/a	500,000	nil[1]

(1) As at July 31, 2001 Mr. Chapman's options were not in-the-money.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Executive Officers during the most recently completed fiscal year.

Management Contracts

There are no management contracts presently in effect to which the Company or any subsidiary is a party with any Named Executive Officer. No management functions of the Company are performed to any substantial degree by any person other than the Directors or Senior Officers of the Company.

COMPENSATION OF DIRECTORS

The Directors receive no compensation from the Company in their capacities as such, other than stock options. For stock options outstanding and granted during the financial year, see "Stock Options" below.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the current Directors or Senior Officers of the Company, nor proposed nominees for election as Directors of the Company, nor associates or affiliates of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year, other than in the ordinary course of business.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual Meeting and hold office until the next Annual Meeting or until their successors are elected or appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to seek Shareholder approval at the Meeting, by ordinary resolution, to fix the number of Directors at **five**. Management has nominated four individuals at this time.

The following persons are nominated by Management of the Company for election at the Meeting as Directors of the Company. All of the proposed nominees have consented in writing to serve as Directors if elected. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name of Nominee; Position with the Company and City of Ordinary Residence	Director Since	Principal Occupation	Shares Beneficially Owned, Directly and Indirectly, or Controlled
Fernando De Almeida, Director Mississauga, Ontario	June 22, 2001	Law Enforcement	0
Owen V. Dwyer, Director Markham, Ontario	April 3, 2001	Retired	1,000,000
J. Peter Juelsberg*, Director Mississauga, Ontario	July 17, 1998	Consultant	18,500
Michael F.K. Mews*, Director, Surrey, British Columbia	May 31, 1995	Businessman	45,100

***Member of Audit Committee**

2. APPOINTMENT OF AUDITORS

Shareholders will be asked to vote for the re-appointment of Wm. Andrew Campbell C.A, as auditors for the Company. On the representations of the said accountants, neither that person nor any of his partners has any direct financial interest or any indirect financial interest in the Company or any of its subsidiaries or has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

3. AUTHORIZATION OF DIRECTORS TO FIX AUDITOR'S REMUNERATION

The *Ontario Business Corporations Act* requires that the remuneration of the auditor of a company shall be fixed by ordinary resolution of the Shareholders, i.e. one passed by the Shareholders of a company by a simple majority of the votes cast in person or by proxy, or, if the Company so resolves, by the Directors. The Shareholders will be asked to vote for an ordinary resolution authorizing the Directors to fix the remuneration of the auditors, such authorization to expire at the next Annual Meeting of the Company.

4. OTHER BUSINESS

The Board of Directors and the Management of the Company are not aware that any matters will be brought before the Meeting other than those set forth in the Notice thereof. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matter in accordance with their judgment.

For Shareholder information the following two items were approved at the 2000 Annual Meeting:

THE ISSUANCE OF COMMON SHARES IN EXCESS OF 20% OF ISSUED AND OUTSTANDING SHARES.

At the 2000 Annual Meeting, Shareholders approved the issuance by the Company, from time to time, of Common Shares in excess of 20% of the Company's issued and outstanding share capital to arm's length individuals or entities in order to acquire entities complementary to the Company's goal to be an "Internet Identity Presence".

STOCK OPTIONS

Option Plan

The Board of Directors adopted a share option plan for directors, officers, employees and consultants (the "Option Plan") on November 13, 1995. Shareholder approval for the Option Plan was received at the 1995 Annual Meeting. At the 1996 Annual Meeting, shareholder approval was received for an amendment to the Option Plan along with discretionary authority to the Board of Directors to grant such options to, and approve the exercise thereof by, insiders of the Company. At the 2000 Annual Meeting shareholder approval was received to amend the Stock Option Plan by increasing the number of options that may be granted thereunder to 4,304,090 or no more than 40% of the outstanding Common Shares or such maximum number as is acceptable to the securities regulatory authorities having jurisdiction.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction which in either such case has materially affected or will materially affect the Company.

Internet Identity Presence Company Inc.
Per: Brenda Rutledge (signed)
Secretary / Treasurer

NOTICE OF ANNUAL and SPECIAL MEETING
INTERNET IDENTITY PRESENCE COMPANY INC.

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") for the year ended July 31, 2001, of the Shareholders of Internet Identity Presence Company Inc. (the "Company") will be held at the offices of the Company at 1 Chapman Court, Aurora, Ontario, Canada on Tuesday, the 14th day of May, 2002 at the hour of 1:00 P.M. (Eastern Daylight Time) for the following purposes:

1) To receive and consider the report to the Shareholders;
2) To receive and consider the Financial Statements of the Company for the fiscal year ended July 31, 2001, together with the report of the auditors thereon;
3) To determine the number of Directors;
4) To elect Directors for the ensuing year;
5) To appoint the auditors and to authorize the Directors to fix their remuneration;
6) To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Quarterly Report for its fourth fiscal quarter which contains an Annual Report of the Company containing the documents referred to in Items 1 and 2 above, as well as a Management Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Management Information Circular provides information relating to matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Management Information Circular accompanying this Notice. Please advise the Company or Transfer Agent of any change in your mailing address.

Dated at Toronto, Ontario, this 4th day of April 2002.

BY ORDER OF THE BOARD
Per: Brenda Rutledge (signed)
Secretary
Internet Identity Presence Company Inc.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

INTERNET IDENTITY PRESENCE COMPANY INC.

1 CHAPMAN COURT AURORA, ONTARIO CANADA L4G 7N7

Phone - 905-726-1242 Email –info@wdr.ca

TO: Registered and Non-Registered Shareholders of Internet Identity Presence Company Inc.

National Policy Number 41 – Shareholder Communications, provides Shareholders with the opportunity to elect annually to have their name added to a supplemental mailing list in order to receive quarterly financial statements of the Company.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your fax number and/or E-mail address. Please also indicate your preferred method of communication.

If you wish to receive such statements, please complete and return this form to:

EQUITY TRANSFER SERVICES INC.
Suite 420 - 120 Adelaide Street West
Toronto, Ontario, Canada M5H 4C3

PLEASE PRINT NAME OF SHAREHOLDER ______________________

ADDRESS - STREET ______________________

CITY / TOWN ______________________

PROVINCE / STATE ______________________

POSTAL / ZIP CODE ______________________

FAX NUMBER ______________________

E-mail ADDRESS

Preferred method of communication – Please circle one	FAX	E-MAIL* (Please see page 2 – over)	MAIL

BY SIGNING BELOW, THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY

DATE ______________________

SIGNATURE OF SHAREHOLDER ______________________

NUMBER OF SHARES OWNED ______________________

E-MAIL - Please refer to page 2 on reverse side

*In accordance with National Policy 11-201, if you wish to receive electronic notification of the availability and/or release of supplemental information, the attached consent must be read and completed. Please provide your e-mail address where indicated on page one. Alternatively, you may register at:

INTERNET IDENTITY PRESENCE COMPANY INC.

1 CHAPMAN COURT AURORA, ONTARIO CANADA L4G 7N7

Phone - 905-726-1242 Email –info@wdr.ca

www.equitytransfer.com

Please ensure your mailing address is complete. In the event that electronic delivery fails, you may receive the information by mail.

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from Equity Transfer Services Inc. ("Equity") a paper copy of any documents delivered electronically if I contact Equity by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3).

4. For the above named issuer the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying Equity of such revised or revoked consent by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3).

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the document listed above that Equity elects to deliver to me electronically, all in accordance with my instructions above.

SIGNATURE OF SHAREHOLDER	PLEASE PRINT NAME

82-478

INTERNET IDENTITY PRESENCE COMPANY INC.
5 CHAPMAN COURT AURORA, ONTARIO CANADA L4G 7N7
Phone - 905-726-1242 Email –info@wdr.ca

1 Directors Report to Shareholders
Management Discussion

Management Discussion and Analysis for period ending JANUARY 31, 2002

The period to January 31, 2002 was one of intense development. Our resources were stretched to their maximum and unforeseen delays in technology of our prepaid card seriously eroded our capabilities and resources. However, we did conclude commercial tests to confirm that the technology did work, as well as product development (CARD). The Company stumbled with its acquisition of Wehavedotcoms.com and subsequently abandoned the RESELLER MARKET, as it proved too capital intensive to proceed. Additionally the company was unable to raise new funding and was forced to

- RELOCATE ITS CORPORATE HEADQUARTERS
- Reduce full time staff to Secretary-treasurer & Senior Manager
- Without significant revenue and no new funds, we have been unable to start a sales and marketing program thus question as to whether the business can survive
- The Board of Directors is considering new management and a structure more suitable to our environment.

We have maintained our compliant status with CIRA AND HAVE NOW OUTSOURCED all hosting and email to save money while improving quality of services thereby keeping with our online services plans. The company has now gone to delinquent status with several suppliers and may be in danger of being placed in receivership if we are unable to secure a new round of financing.

- COMMERCIAL POTENTIAL HAS BEEN TESTED
- PRODUCT DEVELOPMENT IS - COMPLETE
- BUSINESS PLAN IS - COMPLETED
- EXPERIENCED MANAGEMENT IS - IN PLACE
- FUNDING TO DATE BY- PRINCIPAL SHAREHOLDERS
- COMPANY LISTING – POSTED ON THE U S ELECTRONIC PINK SHEETS UNDER SYMBOL IPCBF
- DISTINCT COMPETITIVE ADVANTAGE - YES
- MARKET OPPORTUNITY - VERY LARGE (WORLDWIDE)
- STRATEGIC PLAN OVERVIEW - YES

We are an accredited CIRA (Canadian Internet Registration Authority) registrar.

This means we have been certified by the Federal Government to register Canadian individuals and businesses in Canada's top-level-domain DOT CA.

- We have developed a method of distribution that completely differentiates us from the other Canadian registrars.

- Our differentiation is our PREPAID DOMAIN NAME CARD. Briefly, the CARD has a PIN number on the bottom underneath a scratch out label. The holder of a card simply goes onto one of our websites and enters the unique PIN number, which allows for immediate domain name registration without using a credit card over the Internet. The CARD is about the size of a driver's license.

- We recently approached Canada Post to carry the CARDS for sale in their outlets. The discussions are going ARE ongoing and we hope that in a few more weeks they will consider our CARDS for distribution in their approx. 10,000 outlets.

- We can't prove it yet, however our PREPAID DOMAIN NAME CARD may be a real winner.

- The PREPAID DOMAIN NAME CARD is at the moment only for Canada and our DOT CA top-level-domain but obviously the CARD will easily be adapted to other TLD'S for the gigantic United States and World markets.

- Additionally there are numerous side uses for our PREPAID CARD and the technology behind it, for example;

  GIFT CERTIFICATE CARDS, such as Wal-Mart and Sears allow for the holders to use in their physical stores only, our technology would allow their CARDS to be used online or offline. All companies that have online stores could use our technology, for example we could have an IBM PREPAID HARDWARE CARD that would allow for the holder to go online to IBM's website, enter a unique PIN number and purchase a customized computer. The CARDS could be sold at IBM's retail stores or any other retail store. The process also eliminates the need for a retail store to have any inventory on hand as there could be several racks of PREPAID CARDS

PRODUCT DEVELOPMENT STAGE:	100% complete
COMMERCIALIZATION & SALES STAGE:	50% complete

CAPITAL REQUIRED - The Company requires capital to create and implement a SALES & MARKETING effort.

- The product is proven around the world and is required in order to have an INTERNET presence.
- The management is experienced at low cost high volume business with proven track records.
- The industry has just begun; the Federal Government estimates the Canadian market size to be about 12,600,000.
- The founders have invested all monies thus far.
- The company is operational with revenue, albeit small.
- The profit possibilities with a substantial sales and marketing effort are: 2002 - breakeven, 2003 - $630,000, 2004 - $1,036,356 and year 6 - $5,862,445.Note that these numbers are not projections but rather possibilities only.
- There is competition so that distribution differentiation and price are key factors. The company has a unique distribution method of which there is no competition. Management recognizes that we are completely dependent on a financing to survive and in the current atmosphere it may not be possible to complete a financing.

We thank you for your continued support.

On behalf of the Board of Directors

Owen V. (Tony) Dwyer (Signed)
Chairman
Internet Identity Presence Company Inc.

82-478

1

Internet Identity Presence Company Limited
Consolidated Financial Statements
(Prepared By Management
Unaudited)
Three Month Ending January 31,
2002

Internet Identity Presence Company Limited
Balance Sheet
(Prepared By Management)

ASSETS

	Three Months Ended January 31 2002	Year Ended July 31 2001
CURRENT		
Accounts Receivable	$ 11,682	$ 11,682
	11,682	11,682
OTHER		
Deferred Development Costs	348,045	348,045
Capital Assets	36,508	38,108
	384,553	384,553
	$ 396,235	$ 397,835

LIABILITIES

CURRENT		
Bank Indebtedness	$ 0	$ 288
Bank Loan	32,048	32,048
Accounts Payable and Accrued Liabilities	74,137	58,849
Loans and Advances	67,022	97,022
	$ 173,207	$ 188,207

SHAREHOLDERS EQUITY

SHARE CAPITAL	12,059,774	11,999,774
TREASURY SHARES	(16,385)	(16,385)
CONTRIBUTED SURPLUS	[illegible]	[illegible]

	77,219	77,219
DEFICIT (Page 3)	(11,897,580)	(11,850,980)
	223,028	209,628
	$ 396,235	$ 397,835

See accompanying notes unaudited to Financial Statements

BEST AVAILABLE COPY

Internet Identity Presence Company Limited
Statement of Loss and Deficit
(Prepared By Management)

	Three Months Ended January 31 2002	Year Ended July 31 2001
Operating Expenses		
Office, General Administration	$ 28,000	$ 135
Legal and Audit	6,000	200
Depreciation	1,600	
Management and Consulting Fees		
Shareholder Information		6,000
	1,000	117
	$ 38,600	$ 6,452
Net Loss For The Period	(38,800)	(6,452)
Deficit, Beginning Of Period	(11,859,580)	(11,933072)
DEFICIT, END OF PERIOD	$ (11,897,580)	$(11,941,525)
NET LOSS PER SHARE	$ (0.003)	$ (0.000)

Statement of Changes In Cash Flow
(Prepared By Management)

	Three Months Ended January 31 2002	Year Ended July 31 2001
Cash Provided By (Used In)		
Operating Activities		
Net (Loss) For The Period	$ (38,600)	(6,452)
Item Not Requiring An Outlay Of Cash		
Depreciation	(1,600)	0
	(37,000)	(6,452)
Changes In Non-Cash Working Capital	7,288	(2,697)
(Used) In Operating Activities	(29,712)	(9,149)
Financing Activities		
Issuance of Common Shares	60,000	0
Due To Related Shares	(30,000)	
Provided By Financing Activities	30,000	
Investing Activities		
Software Development Costs		
Investments In Securities	0	0
Provided By Financing Activities	0	0

	0	0
Increase (Decrease) in Cash	288	(9,149)
Cash (Bank Indebtedness), Beginning Of Year	(288)	43,536
CASH END OF PERIOD	$ 0	$ 34,397

See Accompanying Note To Unaudited Financial Statements.

Internet Identity Presence Company Limited
Notes To Financial Statements
(Prepared By Management)
January 31, 2002

1 Summary of Significant Accounting Policies

The accompanying policies and methods followed in preparing these Financial Statements are those used by Canadian Spooner Resources Inc. (the Company) as set out in the July 31, 2001 Audited Financial Statements. However the Unaudited Financial Statements for the three months ending January 31, 2002 do not conform in all respects to the disclosure and information that is required for annual Financial Statements. For further information, see the Company's July 31, 2001 Audited Financial Statements.

The enclosed Unaudited Financial Statements for the three months ending January 31, 2002 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these Financial Statements. Operating results for the three months ended January 31, 2002 is not indicative of the results that may be expected for the full year ended July 31, 2001.

2 Share Capital

a) Authorized An unlimited number of Common Shares

b) Issued	Number	$
Common Shares		
Balance: July 31, 2001	10,260,277	11,999,774
Issued in Settlement of Debt	500,000	60,000
Balance January 31, 2002	10,760,227	12,059,774

3 Income Taxes

At January 31, 2002, the Company's income tax expense was nil. No benefit has been recognized in these Financial Statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these Financial Statements.